February 19, 2025

Bradley Taillon
Chief Executive Officer
Permex Petroleum Corporation
1700 Post Oak Boulevard, 2 Blvd Place Suite 600
Houston, TX 77056

       Re: Permex Petroleum Corporation
           Registration Statement on Form S-1
           Filed January 29, 2025
           File No. 333-284586
Dear Bradley Taillon:

       We have conducted a limited review of your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
General

1. We note the amount of time Messrs. Lindemuth and Eberwein have held their shares and that Mr. Lindemuth appears to be a controlling shareholder, as well as the size of the offering relative to the number of common shares outstanding and held by non-
       affiliates. Please provide us with a detailed legal and factual analysis explaining your basis for determining that this secondary offering is eligible to be made under Rule
       415(a)(1)(i) and why it should not be treated as an indirect primary offering. For guidance, refer to Securities Act Rules Compliance & Disclosure Interpretation
       612.09.
 February 19, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Cheryl Brown at 202-551-3905 or Kevin Dougherty at 202-551-3271
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Greg Carney